Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

CNBC TV INTERVIEW

NYSE EURONEXT CEO, DUNCAN NIEDERAUER

On NYSE/ICE

FRIDAY, JANUARY 25, 2013

9:45AM

Melissa Lee, Co-Anchor: Earlier, we showed you NYSE Euronext CEO Duncan Niederauer ringing the opening bell from the World Economic Forum in Davos, Switzerland. Well, CNBC’s Maria Bartiromo also participated in that ceremony and she is with Duncan in Davos now for an interview.

Maria.

Maria Bartiromo, Reporter: Hi there, Melissa. Thanks very much. I’m with Duncan Niederauer right here in Davos. Good to see you Duncan. Thanks for joining us.

Duncan Niederauer, CEO, NYSE Euronext: Always nice to be here.

Bartiromo: It really is. It’s really spectacular here in Davos. Let me ask you about this market. I mean, once again, we open stronger, 2013 has been on fire. What do you make of this, in terms of all this money moving into stocks? Do you think it’s sustainable?

Niederauer: I think it is. I think it’s more than just 13 being a lucky number. If you look at 2012, right, we had—as you and I were just talking about before we came on—a quiet 15 percent-plus move in the equity market that a lot of people just didn’t participate in because they were in fixed income products or in short-term fixed income instruments. What we’ve heard this week, and I’m sure you’ve heard the same thing, it looks like January will be the first month of inflows into equity mutual funds for a while, and I heard from one big money manager who was here yesterday, for the first time this week, they see people moving into equities out of bonds, and that hasn’t happened for a while. So maybe this is the beginning, and if that’s the case, it should be sustainable.

Bartiromo: We talked so much over the last year about all this money sitting on corporate balance sheets, $3.6 trillion worth, they’ve been sitting on it. And now it’s actually finding a home because rates have been at rock bottom levels. But at the same time, volume has not been impressive. So how does that jive? You’ve got money moving into stocks and yet volume is uneventful.

Niederauer: Right. Volume over time is always tied to confidence, right? And as you know firsthand, given your viewership, people still aren’t confident. Now this may be a sign that they’re beginning to get confident as they move in. We haven’t seen the uptick in volume that would normally accompany the increase in the equity mutual fund flows, et cetera, so it’s nice to see the S&P up 5 percent on the year already, give or take, but we haven’t seen the volume follow through. I personally think volume is more tied to confidence, it’s only going to come with meaningful comprehensive solutions coming out of Washington. I think that’s what the market is waiting for.

Bartiromo: Absolutely; that really has been critical. Let’s stay on Washington for a moment. President Obama nominating Mary Jo White as the SEC chairman. What’s your take on her?

Niederauer: I don’t know Mary Jo personally; I know people who know her, so I know her by reputation. Her reputation is outstanding. She is going to come in at a very important time; there are lots of issues that really have to be dealt with, I think, immediately. We’ve enjoyed a close working relationship with Chris Cox and with Mary Shapiro, and now with Elisse Walter, and we’ll look forward to having one with Mary Jo as soon as she gets confirmed.

Bartiromo: But the regulation has gotten harder for financial services. What’s your take on the regulatory environment? It seems to me that the financial services over the last couple of decades has been riding a wave of positives—deregulation, globalization. Going forward, economies are looking inward and regulation is only getting tougher. How does that affect NYSE Euronext?

Niederauer: And a lot of those customers you’re talking about are our biggest customers, a lot of those financial institutions. So as long as they’re going to be facing a headwind like that, you see the impact that’s having on volume, too, right? They’re in the market less, they have fewer strategies that they’re carrying out because of all the capital charges. What I heard yesterday that I think really is the biggest issue is not the breadth of the regulation, that’s to be expected after a crisis—the problem is it’s the lack of consistency across different jurisdiction, and we all run international companies now. And if you start to have these different regimes in different markets, it’s almost impossible to run a business that way, and I think that’s what we really have to struggle through still, and that’s going to be a headwind for a while, I’m afraid.

Bartiromo: Now, speaking of regulators, you’re in the midst of selling NYSE Euronext, doing a deal with ICE. Let’s talk about whether or not you’re going to see resistance here. You’ve been down this road before. Are you expecting any barriers in terms of lawmakers saying there’s too much overlap, or you don’t see a lot of overlap?

Niederauer: Thanks for reminding me that I’ve been down this road before.

Bartiromo: I’m sorry.

Niederauer: In fact, I was sitting right in this chair but you weren’t sitting in the chair next to me, I recall, last year.

Bartiromo: That’s right, yeah. [Laughs]

Niederauer: So one story came to an end here at Davos last year, we’re starting another one here at Davos this year. And I think this one, the early reactions we’ve gotten this week from both the U.S. and Europe are that this seems like we’ll have a smoother path to approval, but you never want to assume that in the process. We’ll continue to work hard but we think this one is less complex than the last one we tried.

Bartiromo: Well, ICE has lots of commodities products, energy, NYSE Euronext has derivatives with Liffe as well as equities.

Niederauer: Right. So they’ve got the energy and commodity futures, we’ve got the interest rate futures. They don’t have an equity business or a commercial technology business. There is almost no overlap, so it seems like this should be pretty routine as far as these things go, but we still have—it’s a long process that we have to go through.

Bartiromo: Are you going to sell the listings business?

Niederauer: No.

Bartiromo: You’re not going to sell the listings business.

Niederauer: No. The NYSE brand stays, the ICE brand stays. We do intend to spinoff the Euronext franchise, the four continental exchanges in Europe.

Bartiromo: You spin that off in an IPO.

Niederauer: You spin that off in an IPO after the closing of the deal; that’ll be a 2014 event. That’s also been very positively received by the regulators.

Bartiromo: And you think this deal closes this year.

Niederauer: I hope end of Q3, certainly Q4 at the latest.

Bartiromo: Duncan, good to have you on the program.

Niederauer: Thanks a lot, Good to see you, Maria.

Bartiromo: Thank you so much. Duncan Niederauer, CEO, NYSE Euronext.

END

BLOOMBERG TV INTERVIEW

NYSE EURONEXT CEO, DUNCAN NIEDERAUER

On NYSE/ICE

FRIDAY, JANUARY 25, 2013

10:17AM

Erik Schatzker, Co-Anchor: We are here, Market Makers, live at the World Economic Forum in Davos, Switzerland. Now, back home, the New York Stock Exchange, NYSE Euronext and the IntercontinentalExchange are waiting for stamps of regulatory approval to become a global exchange powerhouse. Here with me at the World Economic Forum, the man, the CEO of NYSE Euronext, he’ll be president of the combined company when the deal close is scheduled for mid-2013, Duncan Niederauer, my guest.

Duncan, great to see you again.

Duncan Niederauer, CEO, NYSE Euronext: Nice to be here.

Schatzker: So you and I have been doing this for some time, and for the past few years, notwithstanding the fact that Davos, Switzerland has a reputation for being a bit of a party spot this week, the mood has been dampened, right, by the hangover from the global financial crisis. What’s the mood like this week and what does it tell you about the world economy?

Niederauer: A couple of things. This is my fifth year here; obviously, some of those years was during the financial crisis, so you understand why it was like it was. But I think I said when I was with you last year, this is a place where if you come optimistic, it makes you pessimistic, and if you come pessimistic, it makes you want to give up, right? Not this year. I find it very constructive, very optimistic. People are talking about balanced growth around the world, and I frankly think there’s no upside built in for what could be an upside surprise in the U.S. and potentially over here in Europe.

Schatzker: So the cynic would say that means the tail risks are greater than ever.

Niederauer: Probably, but I wouldn’t say it’s ebullient or euphoric over here. I would just say it’s balanced and constructive in a way that I haven’t seen in the five years that I’ve been coming here.

Schatzker: What does that mean for your business? [Signal lost]

Stephanie Ruhle, Co-Anchor: I’m actually going to jump in here. It seems that we’ve lost our connection. You know, when we’re out there in the Alps, sometimes things get tough. So we’re going to go to break. When we come back, hopefully we’ll have more of Erik’s conversation with Duncan Niederauer in just a few.

[Commercial break]

Schatzker: We’re back up and running here at the World Economic Forum in Switzerland with Duncan Niederauer, the CEO of NYSE Euronext. Apologies for our brief technical difficulties.

Duncan, I was asking you, the mood here, you’ve discerned it to be much more optimistic than in the past. What does it mean for your business?

Niederauer: So, I think in the medium- and long-term, it’s all positive, right, because if we have a global economy that’s going to get back to basics and I think grow more evenly, if you can get some help from Washington, get a little upside surprise on the policymaking side, I think the U.S. economy could grow a lot more. That translates to more confidence, and then hopefully we’ll see a volume follow through like we’ve seen the markets really start 2013 with a bang. So we’re optimistic on that deal.

Schatzker: You’ve got a lot of hurdles to clear, though, before that happens, right? Fundamentals may be good, but you’ve got, what, U.S., French, Dutch, Belgian securities regulators, antitrust in the U.K., Portugal and Spain. Any reason to believe at this point, given your preliminary conversations, that this may be delayed past that mid-2013 close?

Niederauer: I mean, we’ve said from the beginning we think it’s hopefully a Q3 2013 close. It could, with all the approvals you have to get, it could leak into Q4. We think this is a much easier construct than the last combination that we tried.

Schatzker: The one with Deutsche Boerse.

Niederauer: Yeah. There’s minimal overlap on this one. The initial read from the regulators has been positive, but I emphasize that’s an initial read. We have to start filing our documents, which will begin happening today and into next week.

Schatzker: It starts today.

Niederauer: Yeah, we should make some filings today and into next week. So the documents will start to be in the public record any day now.

Schatzker: Duncan, NYSE Euronext being acquired by Intercontinental feels a bit, to some people, like the beginning of the end of the cash equities business. Is that how we’re going to look at it five to ten years from now?

Niederauer: I hope not, and I don’t think so.

Schatzker: But you know what I mean, right?

Niederauer: Yeah, a lot of people have asked me that. You’ve got a 12-year-old fantastic company that’s grown like a rocket in the last 10 years—full credit to Jeff Sprecher and his team—and it’s combining with a 220-year-old institution. And what I remind people of is, for 210 of those 220 years, we were a member-owned organization. We’ve actually been a public company for less time than ICE has been a public company, and I think Jeff and I would be among the people that would admit derivatives has obviously had a different trajectory than cash equities the last few years. That translates to a higher multiple where it makes sense to do the merger calculus with ICE acquiring the NYSE. We envision a holding company on top that Jeff will be the CEO of with an NYSE brand being the capital formation leader and the ICE brand being the derivatives leader. That sounds like a pretty good company to me.

Schatzker: Why should anybody, in your business or on The Street, have any confidence that cash equities is going to come back, be profitable and volumes are going to return?

Niederauer: Let me emphasize a couple of things: The cash equities business is a lot more commoditized than derivatives, but that doesn’t mean it’s unprofitable, and I think volumes are all tied to consumer confidence. And we don’t prognosticate about volumes; the board occasionally will say, “What’s your two- to three-year view on volumes?” I think it’s silly to spend time trying to have one. You and I don’t know what volumes are going to be in March of this year, much less two years from now.

Schatzker: But is the argument over the fragmentation of the market? You’ve seen volume migrate away from regulated exchanges and into dark liquidity. Has that ship sailed, or do you have any hope of winning that volume back by virtue of regulatory change?

Niederauer: That depends on whether we in the banks can all work together, right? I think the SEC is going to have to take a hard look at that. I think the U.S. equity market is really the only one that’s gotten fragmented to the degree it has. It has rather ironically gotten more opaque at a time when we’ve been trying to make the rest of the markets around the world less opaque. So, I think the regulators are aware of that, they’ve had bigger fish to fry, and now I think you’ll see them start to focus on the equity markets. Do I think it’s likely that it’s going to change by itself or there’s going to be regulatory change? No. Do I think there’s an appetite for people to talk about it? Yes.

Schatzker: How do you expect your rivals to respond to this deal? There’s the CME, there’s NASDAQ, there’s Deutsche Boerse here in Europe—what are they going to do?

Niederauer: You should ask them, I’m not going to speculate about that. But, what they can—I’m sure they’re all taking a close look at this. This is a fairly unique combination and I personally think it’s the best deal for both of our companies, but you should ask those CEOs what they think about it.

Schatzker: Duncan, you’re an outspoken CEO. You’ve been the boss of your own company for the past years; you’re not even 54-years-old. Are you really ready to be somebody else’s number 2?

Niederauer: Oh, yeah. No doubt. Remember, when I came to the NYSE, I was the number 2.

Schatzker: That’s true.

Niederauer: And I took that off the table with Jeff in our discussions right away. I basically said, if you’d like to be the chairman and you want me to be the CEO, that’s fine with me; if you’d like to be the CEO and you want me to be the president, that’s fine with me. I’d be delighted to stick around because I want to make this company the success we envision it to be.

Schatzker: Well, listen, I thank you for sharing your thoughts with us. Good luck. I know you’ve got somewhere to go. Duncan Niederauer, he is the CEO of NYSE Euronext; he’ll be president of the combined NYSE IntercontinentalExchange.

END.

FOX BUSINESS TV INTERVIEW

NYSE EURONEXT CEO, DUNCAN NIEDERAUER

On NYSE/ICE

FRIDAY, JANUARY 25, 2013

11:14AM

Connell McShane, Anchor: A year ago at this time, the New York Stock Exchange tried to merge with its German counterpart, the Deutsche Boerse. Didn’t happen. Regulators wouldn’t allow it. And here we are a year later and the NYSE found a new dance partner, being acquired by the InterContinental Exchange. Liz Claman over in Davos with the NYSE CEO, just as she was a year ago.

So, take it away, Liz.

Liz Claman, Reporter: I sure will. And we are joined by Duncan Niederauer, the New York Stock Exchange CEO.

And we were just saying, what a difference one year makes. Things looked pretty grim one year ago, and that merger did not go through.

Duncan Niederauer, CEO, NYSE Euronext: Nope.

Claman: Here we sit, you have a new partner, the IntercontinentalExchange, which is rather incredible.

Niederauer: Yep.

Claman: Let’s talk about it. [Laughs] I mean, what a difference that year makes.

Niederauer: It really does. I said at a dinner we hosted last night that at this time last year we were closing a chapter in the book with a rather unhappy ending, and here we are a year later, rather than putting that book aside, opening a new chapter and hopefully this one will have a happy ending.

Claman: At that time, when the ICE was joining us with NASDAQ trying to take a hostile action toward you, did you ever think that the ICE would have been a partner?

Niederauer: We always thought we were good partners for each other. And I think as people are hearing now, in fact, after their attempt failed, I did reach out to the ICE CEO and say, look, I understand what you were doing, I didn’t take it personally. Let’s not burn a bridge unnecessarily because I think you always have to keep your options open.

Claman: Well, as we know from the failed Deutsche Boerse bid, there are no guarantees. What are the big milestones you need to reach, the stumbling blocks you need to get over for deal approval?

Niederauer: I’m happy to report there aren’t nearly the stumbling blocks that there were in the last one. To be perfectly honest, Liz, I think the last thing I would’ve recommended is that we engaged in another transaction that had a lot of execution risk attended to it. We’ve only gotten initial readings so far, obviously—we only announced the deal a month ago. But I think the regulators are already appreciating there’s so little overlap in these two companies, we think the path is a lot smoother and less controversial. I hope we’re right; we’ll find out soon enough.

Claman: I know that you can’t get into too many details, but what is a realistic timeframe for approval?

Niederauer: The outside lawyers are telling me end of the year. I think that’s as long as the DB deal took to get a prohibition and it went to the fullest extent of a Phase 2 review. So I’m more hopeful that it’s kind of a Q3 event this year. That’s what we’re hoping for.

Claman: Jeff Sprecher, who founded the ICE, the InterContinental Exchange, marches to the beat of a drum. He’s very entrepreneurial. I guess the question is what role do you really think you will take at the NYSE? I know you head the New York Stock Exchange, but when you have a guy like that who’s a very strong-minded person, are you concerned about any relationship issues?

Niederauer: I think people who have seen us together since the announcement understand we didn’t just meet each other, that we know each other well. We like each other. We’re probably the two most entrepreneurial CEOs in our industry, I think. We come from real business backgrounds. We’ve always gotten along very well since the first time we met. And I think we both believe—I march to a pretty different drummer, too, and I think we both believe that the design of this company, if it works properly, is you’ve got the leader in the capital formation business, which is sort of my area of expertise, and you’ve got the leader in the derivatives trading and clearing business, which is really what Jeff has built, that’s their core competency, we do that properly, I think it’s a pretty powerful company.

Claman: Is he here at Davos?

Niederauer: He is not.

Claman: Right, because he is a different sort of spirit. He’s so anti-establishment.

Niederauer: He’s actually meeting with other policymakers in Europe this week, so he’s been doing the rounds in other parts of Europe this week while I’ve been here. And I think you will see us divide and conquer. You won’t see us in the same place too often, because we don’t think that’s the most sensible way to run a business.

Claman: Well, here you are in Davos, and you talk about everything that’s happening here, there. One thing that we have seen, and that’s the massive shift toward electronic trading, and I know you and Jeff Sprecher said the floor traders at the NYSE are here to stay. Can you really honestly say that? I mean, why would equity trading be of any different a model than what we see with the rest of trading out there, especially electronic derivatives and puts and calls, all that’s out there?

Niederauer: Yeah, so there’s a lot of answers to that question, right, and remember, this is a story that seems to repeat itself. So, when my predecessor got to the NYSE, he was seen as a technocrat, the floor was going to go away. When I arrived, my recent experience had been in electronic trading, oh, the floor was going to go away. All we’ve done is invest in the building, invest in the franchise, invest in the market model, and if anything, the last year has taught us that having a pilot who can take the plane off autopilot when the computers are running a little amok, or having a model where people have obligations and where you have full transparency, so that when someone is building an IPO, everyone in the world knows exactly what’s happening. I think the model is here to stay. I think the floor has an important part to play in that. And it’s not just about the brand, but that’s another reason to keep it. So, of all the things we’ve been talking about the likelihood of doing, doing something with that building other than continuing to invest in it is not on the table.

Claman: Okay. We’ll remember that you said that, because we’ve got a lot of floor traders watching right now.

Niederauer: The first interview I did when I got this job in ’07, someone walked around the floor with me and they said, “In three or four years, you really think the floor is going to be here?,” and I said, “If I’m here, it will be here.” You tell me what it looks like today compared to what it looked like five years ago; it’s a completely different facility.

Claman: Good enough. And as we wrap up here from Davos, Switzerland, how exhausted are you? You’ve been on the run.

Niederauer: It’s three full days here, but I’m leaving here feeling more optimistic than any other Davos I’ve ever left. I don’t know what you’re getting from all your guests…

Claman: Optimism, yes.

Niederauer: …but, boy, it’s balanced. It’s not effervescent, it’s not over the top. People aren’t euphoric. They’re a lot more balanced and constructive than any other year I’ve been here, and this can be a pretty pessimistic place and they focus more on doom and gloom sometimes. I’m coming out of here with a lot of optimism, so I hope that’s right.

Claman: Duncan, thanks for spreading some of it here on FOX Business.

Niederauer: Thanks, Liz. Always good to see you.

Claman: We appreciate it. Duncan Niederauer, the head of the New York Stock Exchange.

END

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov.

Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.